Exhibit 11.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES
CALCULATION OF NET INCOME (LOSS) PER COMMON SHARE

(Expressed in thousands of United States dollars, except per share amounts)

BASIC	Year ended December 31,

	2002	2001	2000

	(audited)	(audited)	(audited)

Net income (loss)	$157,906	$(3,933)	$44,225

Common shares outstanding at January 1	48,172,776	25,039,713	25,033,932
Common shares outstanding at December 31	48,179,805	48,172,776	25,039,713
Weighted average common shares outstanding	48,173,362	26,266,019	25,034,414

Net income (loss) per common share	$3.28	$(0.15)	$1.77

DILUTED
Net income (loss)	$157,906	$(3,933)	$44,225

Weighted average common shares outstanding	48,173,362	26,266,019	25,034,414
Dilutive effect of share options (zero where anti-dilutive)	93,082	—	463,257

Total	48,266,444	26,266,019	25,497,671

Net income (loss) per common share	$3.27	$(0.15)	$1.73